March 28, 2025

Mark Emalfarb
Chief Executive Officer and Director
Dyadic International, Inc.
1044 North U.S. Highway One, Suite 201
Jupiter, FL 33477

       Re: Dyadic International, Inc.
           Registration Statement on Form S-3
           Filed March 26, 2025
           File No. 333-286121
Dear Mark Emalfarb:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jessica Y. Chen, Esq.